UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: Expires: Estimated average burden hours per response...........
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*

BiondVax Pharmaceuticals Ltd

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.0000001 Per Share

(Title of Class of Securities)

09073Q105
 (CUSIP Number)

Marius Nacht
Angels Investments in Hi Tech Ltd.
18 Yehezkel Street
 Tel Aviv 6259524, Israel
Tel: (972)(52) 251-5451
Fax: (972)(3) 8607-546

With a copy to:
Raveh, Ravid & Co.
32 ha'Barzel Street
Tel-Aviv 6971046, Israel
Tel: (972)(3) 767-6999
Fax: (972)(3) 767-6990

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Angels Investments in Hi Tech Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
_________

	8	SHARED VOTING POWER
53,760,832*

	9	SOLE DISPOSITIVE POWER
_________

	10	SHARED DISPOSITIVE POWER
53,760,832*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,760,832*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.56%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Evidenced by (i) 500,000 American Depositary Shares ("ADS"), one of which represents 40 Ordinary Shares, par value NIS 0.0000001per share and (ii) 33,760,832 Ordinary Shares, par value NIS 0.0000001per share ("Ordinary Shares" or "Shares").

** The percentage reported in this Schedule 13D\A is calculated based on the number of 354,032,751 Ordinary Shares outstanding immediately after the Public Offering initiated by the Company on September 18, 2017.

Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Marius Nacht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
_________

	8	SHARED VOTING POWER
53,760,832*

	9	SOLE DISPOSITIVE POWER
_________

	10	SHARED DISPOSITIVE POWER
53,760,832*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,760,832*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.56%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Evidenced by (i) 500,000 American Depositary Shares ("ADS"), one of which represents 40 Ordinary Shares, par value NIS 0.0000001per share and (ii) 33,760,832 Ordinary Shares, par value NIS 0.0000001per share ("Ordinary Shares" or "Shares").

** The percentage reported in this Schedule 13D\A is calculated based on the number of 354,032,751 Ordinary Shares outstanding immediately after the Public Offering initiated by the Company on September 18, 2017.

Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D amends Schedule 13D originally filed on February 16, 2017.

Item 1.	Security and Issuer

No Change

Item 2.	Identity and Background

No Change

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add as follows: Angels Investments in Hi Tech Ltd. ("Angels") Participated in a Public Offering initiated by the Company on September 18, 2017.

In such public offering, the Company issued a total of 1,666,667 ADSs each ADS representing forty (40) of its Ordinary Shares which are listed on the Tel Aviv Stock Exchange (at NIS 0.0000001 par value each), at a price to the public of $6.00 per ADS. In such Public Offering, Angels purchased 500,000 ADS for a total of US $ 3,000,000. The source of funding for the purchase of the Issued ADS was the capital of Angels.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following sentence:

 Each of the Reporting Persons currently holds its interest in the Issuer for investment purposes.

Angels Participated in a Public Offering initiated by the Company on September 18, 2017. In such public offering, the Company issued a total of 1,666,667 ADS, each ADS representing forty (40) of its Ordinary Shares, at a price to the public of $6.00 per ADS. In such Public Offering, Angels purchased 500,000 ADS for a total of US $ 3,000,000. The source of funding for the purchase of the Issued ADS was the capital of Angels.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)- (b) The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over all Issued Shares (i.e., 53,760,832 Shares), representing approximately 20.56% of the Issuer's Issued Shares. Angels directly beneficially owns all Shares (i.e., 53,760,832 Shares). Marius Nacht does not directly beneficially own any Shares. In addition, Mr. Nacht owns 100% of the shares of Angels and by reason of its ability to influence the control of Angels, Marius Nacht may be deemed to indirectly beneficially own, and share the power to vote and dispose of Issued Shares (i.e., 53,760,832 Shares) directly beneficially owned by Angels.

(c)            The Issued Shares were purchased as follows:

(1) 33,760,832 Shares were purchased by the Issuer on February 8, 2017 at a price per Share of NIS 0.323 that is the closing price of the Company's shares on the Tel-Aviv Stock Exchange Ltd. on December 29, 2016 in an aggregate purchase price of NIS 10,904,749 (US$ 2,856,142) . In accordance with the Investment Agreement the investment amount was paid in US dollars according to the last reported exchange rate by the Bank of Israel (SHA'AR YATZIG) at January 13, 2017.

(2) 500,000 ADS representing 20,000,000 shares were purchased in a Public Offering initiated by the Company on September 18, 2017, in an aggregate purchase price of US$ 3,000,000.

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Change.

Item 7.	Material to be Filed as Exhibits

No Change.

Page 4 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2017

Angels Investments in Hi Tech Ltd. By: /s/ Marius Nacht Name: Marius Nacht Title: Chairman Marius Nacht By: /s/ Marius Nacht

Page 5 of 5 Pages